January 30th, 2001

 Mr. Andrew Devries, President
 Nannaco, Inc.
 2935 Thousand Oaks, Unit # 6,
 San Antonio, Texas
 U.S.A. 78247

 Dear Andrew,

With reference to our meeting of January 25th, 2001, this letter is to confirm that Imbibitive Technologies America, Inc (0/A Imtech America, Inc.) agrees to enter into a non-exclusive marketing arrangement with Nannaco, Inc. for a period of up to one year. This marketing arrangement allows Nannaco to purchase Imbiber Beads(R)products at the US Market Satellite Pricing for sale within the market segment of the chemical / petrochemical industry in the State of Texas. Nannaco agrees to the "Terms and Conditions" for purchase of Imbiber Bead products as listed in the attached Appendix "A".

This one year term is to be considered "probationary" in order to allow Imtech America, Inc. the opportunity to assess Nannaco's ability to successfully represent and develop the market for Imbiber Beads(R) products within the market seginent of the chemical /petrol chemical industry in the State of Texas.

It is understood that lmtech America, Inc. reserves the right to sell into the said market segment. This said, Imtech America will not appoint another entity to represent it in the segment market during the 1 year probationary period of this understanding and will make all efforts to direct market enqiuries to Nannaco.

It is understood that Imtech America Inc. reserves the right to terminate any arrangement or understanding with Nannaco, if in Imtech America's opinion Nannaco's conduct while representing Imbiber Beads(R) products within the State of Texas is detrimental to Imtech America's reputation or the reputation of Imbiber Beads(R) products or if at any time during the one year probationary period Imtech America, Inc. has determined that Nannaco, Inc. has not the capacity to successfully market and sell Imbiber Beads(R) products or develop the market for Imbiber Beads(R) products within the State of Texas.

It is also understood that Nannaco, Inc. and any and all of its' affiliates are prohibited specifically from representing the Imbiber Beads(R)product line into the various branches of the U.S. Department of Defense, US Postal Service, electrical utilities, and telecommunications industry. Violation of this understanding will result in the immediate suspension of any activity between Imtech America, Inc. and Nannaco, Inc.

Nannaco, Inc. agrees to treat confidentially all information obtained from Imtech America, Inc. concerning Imbiber Beads(R) products and / or information pertaining to Imtech America, Inc. as a business entity and agrees not to disclose same to any third party either during the term of this "probationary" period and for a 3 year period thereafter, except as may be necessary in the proper discharge of its marketing and selling role of Imbiber Beads(R) products. In the case of termination, all information e.g. literature, pricing catalogues etc will be returned to Imtech America.

Nannaco, Inc. agrees to promote in every commercially reasonable manner to the mutual satisfaction of Imtech America, Inc. and Nannaco, Inc. at its own expense the sale of Imbiber Beads(R)products within the market segment of the chemical / petro-chemical industy within the State of Texas.

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Nannaco agrees that in order for Imtech America, Inc. to properly assess
Nannaco's ability to develop the market for Imbiber Beads(R) products within the State of Texas a minimum amount of Imbiber Beads(R) products must be purchased from Imtech America, Inc. during this probationary period and that Nannaco agrees to purchase a minimum of U.S. $75,OOO.OO worth of Imbiber Beads(R) products during the one (1) year probationary period, the first purchase order of U.S. $15,000.00 worth of Imbiber Beads products to be placed within two (2) weeks of this probationary period's Commencement.

Nannaco, Inc. agrees that as part of Imtech America, Inc.'s assessment of Nannaco Inc.'s abilities that Nannaco, Inc. will provide Imtech America, Inc. with twelve (12) monthly sales reports within seven (7) days of each month's end concerning Nannaco's Marketing and sales effort of Imbiber Beads(R)products.

Nannaco, Inc. shall have the right during this probationary period to use Imtech America, Inc.'s trade marks in promoting the sale of lmbiber Beads(R)products within the segment in the State of Texas and for the purpose of describing itself as a recognized sales marketing representative of Imtech America, Inc. and except as permitted in writing by Imtech America, Inc. for no other purpose whatsoever.

Nannaco, Inc. agrees that it is solely responsible for the discharge of its obligations and liabilities to third parties and shall have no right to indemnity or contribution from Imtech America, Inc. or any of its' related companies. Nannaco, Inc. agrees that it shall not incur any obligations nor make any promise or represention on behalf of Imtech America, Inc.

Nannaco, Inc. agrees that in the "Spirit of Cooperation" between Imtech America, Inc. and itself to progress the probationary term into a multi-year term agreement.


By signing below I agree on behalf of Nannaco, Inc. as its' President/CEO, I agree to abide by tbe terms and conditions as listed in this letter for a period of one (1) year from the signing date.


/s/ Andrew DeVries               Date:  February 12, 2001
------------------------------
Andrew DeVries III
President/CEO - Nannaco, Inc.



By signing this letter on behalf of Imtech America, Inc. as its' President, I agree to abide by its' terms and conditions for a period of one (I) year.



/s/ John S. Brinkman           Date: February 12, 2001
------------------------------
John S. Brinkman
President - Imtech America, Inc.


IMBIBER BEADS is a registered trademarks of Imbibitive Technologies Corporation


((IMBIBER LOGO))

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